UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  April 27, 2009

Alberta Star Development Corp.

(An Exploration Stage Company)

Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2009

Alberta Star Development Corp.
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

			As at 30
			November
	As at 28	As at 29	2008
	February 2009	February 2008	(Audited)
	$	$	$

Assets

Current
Cash and cash equivalents	16,728,155	21,664,526	17,367,576
Amounts receivable (Note 5)	44,736	94,933	60,905
Prepaid expenses	21,833	-	-

	16,794,724	21,759,459	17,428,481

Property, plant and equipment (Note 6)	428,276	519,939	451,870

	17,223,000	22,279,398	17,880,351

Liabilities

Current
Accounts payable and accrued liabilities (Note 8)	1,592,825	546,499	1,772,733

Shareholders’ equity
Capital stock (Note 10)
Authorized
Unlimited number of preferred and voting common shares
Issued and outstanding
28 February 2009 – 107,019,894 common shares
28 February 2008 – 104,536,561 common shares
30 November 2008 – 104,686,561 common shares	37,398,192	38,000,821	37,305,053
Contributed surplus	12,671,950	9,215,360	12,651,744
Warrants (Note 10)	131,064	2,902,233	-
Other comprehensive income	-	-	-
Deficit, accumulated during the exploration stage	(34,571,031)	(28,385,515)	(33,849,179)

	15,630,175	21,732,899	16,107,618

	17,223,000	22,279,398	17,880,351

Nature and Continuance of Operations (Note 1) and Commitments and Other Obligations (Note 12)

On behalf of the Board:

/s/ Tim Coupland	Director	/s/ Robert Hall	Director
Tim Coupland		Robert Hall

        (1)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

	For the three	For the three
	month period	month period
	ended	ended
	28 February	29 February
	2009	2008
	$	$

Expenses
Mineral properties expenditures (Schedule 1)	306,264	635,544
General and administrative (Schedule 2)	568,451	631,553

Net loss before other items and income taxes	(874,715)	(1,267,097)

Other items
Interest income	48,563	241,552

Net loss before income taxes	(826,152)	(1,025,545)

Future income tax recovery (Note 13)	104,300	-

Loss and comprehensive loss for the period	(721,852)	(1,025,545)

Basic loss per common share	(0.01)	(0.01)
Diluted loss per common share	(0.01)	(0.01)

Weighted average number of common shares outstanding
Basic	106,708,783	104,536,561
Diluted	106,708,783	104,536,561

        (2)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	For the three	For the three
	month period	month period
	ended	ended
	28 February	29 February
	2009	2008
	$	$

Cash flows from operating activities
Net loss for the period	(721,852)	(1,025,545)
Adjustments to reconcile loss to net cash used by operating activities
Amortization of property, plant and equipment	23,594	36,539
Future income tax recovery	(104,300)	-
Stock-based compensation	20,206	-
Changes in operating assets and liabilities
Decrease in amounts receivable	16,169	582,044
Increase in prepaid expenses	(21,833)	-
Decrease in accounts payable and accrued liabilities	(179,908)	(1,079,857)

	(967,924)	(1,486,819)

Cash flows from financing activities
Issuance of flow-through shares for cash	350,000	-
Share issuance costs	(21,497)	-

	328,503	-

Decrease in cash and cash equivalents	(639,421)	(1,486,819)

Cash and cash equivalents, beginning of period	17,367,576	23,151,345

Cash and cash equivalents, end of period	16,728,155	21,664,526

Supplemental Disclosures with Respect to Cash Flows (Note 14)

        (3)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)
(Unaudited)

			Contributed			Deficit
			surplus and share			accumulated
			subscriptions		Other	during the	Total
	Number of		received in		comprehensive	exploration	shareholders’
	shares issued	Share capital	advance	Warrants	income	stage	equity
		$	$	$	$	$	$

Balance at 30 November 2007	104,536,561	38,000,821	9,215,360	2,902,233	-	(27,359,970)	22,758,444
Net loss for the period	-	-	-	-	-	(1,025,545)	(1,025,545)

Balance at 29 February 2008	104,536,561	38,000,821	9,215,360	2,902,233	-	(28,385,515)	21,732,899

Balance at 30 November 2007	104,536,561	38,000,821	9,215,360	2,902,233	-	(27,359,970)	22,758,444
Stock options exercised ($0.20 per share) (Note 10)	150,000	43,919	(13,919)	-	-	-	30,000
Warrants expired (Note 10)	-	-	2,508,552	(2,508,552)	-	-	-
Agent compensation warrants expired (Note 10)	-	-	393,681	(393,681)	-	-	-
Stock-based compensation (Note 11)	-	-	548,070	-	-	-	548,070
Provision for flow-through liability (Notes 8, 10, 12 and 14)	-	(739,687)	-	-	-	-	(739,687)
Net loss for the year	-	-	-	-	-	(6,489,209)	(6,489,209)

Balance at 30 November 2008	104,686,561	37,305,053	12,651,744	-	-	(33,849,179)	16,107,618
Flow-through shares issued – cash ($0.15 per unit)	2,333,333	350,000	-	-	-	-	350,000
Warrants granted	-	(131,064)	-	131,064	-	-	-
Share issue costs – cash paid	-	(21,497)	-	-	-	-	(21,497)
Stock-based compensation (Note 11)	-	-	20,206	-	-	-	20,206
Provision for flow-through liability (Notes 8, 10, 12 and 14)	-	(104,300)	-	-	-	-	(104,300)
Net loss for the period	-	-	-	-	-	(721,852)	(721,852)

Balance at 28 February 2009	107,019,894	37,398,192	12,671,950	131,064	-	(34,571,031)	15,630,175

        (4)

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 1 – Summary of Mineral Properties Expenditures
(Expressed in Canadian Dollars)
(Unaudited)

For the three		For the three
month period		month period
	ended	ended
28 February		29 February
	2009	2008
	$	$

Exploration operating expenses
Amortization	18,467	32,585
Assays and geochemical	166	81,390
Camp costs and field supplies	764	6,105
Claim maintenance and permitting	10,762	10,588
Community relations and government	526	8,579
Drilling	12,304	67,500
Geology and engineering	38,600	114,494
Staking and line cutting	41,000	178,457
Transportation and fuel	1,575	14,637
Wages, consulting and management fees	182,100	121,209

	306,264	635,544

Details on Mineral Properties Expenditures (Note 7)

        (5)

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 2 – General and Administrative Expenses
(Expressed in Canadian Dollars)
(Unaudited)

For the three		For the three
month period		month period
	ended	ended
28 February		29 February
	2009	2008
	$	$
General and administrative expenses
Advertising and promotion	8,302	83,009
Amortization	5,127	3,954
Automotive	1,162	1,780
Bank charges and interest	526	262
Directors fees (Note 9)	28,000	24,000
Filing and financing fees	58,194	28,410
Legal and accounting	67,934	67,802
Management fees (Note 9)	75,000	-
Meals and entertainment	26,329	21,170
Office and miscellaneous	12,927	19,171
Part XII.6 tax (Note 8)	6,944	35,553
Rent and utilities	11,564	14,220
Salaries and benefits (Note 9)	134,564	152,596
Secretarial fees (Note 9)	15,000	-
Stock-based compensation (Note 11)	20,206	-
Telephone and internet	2,624	11,851
Transfer fees and shareholder information	90,926	124,364
Travel	3,122	43,411

	568,451	631,553

        (6)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

1.

Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s financial statements as at 28 February 2009 and for the period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $721,852 for the period ended 28 February 2009 (29 February 2008 - $1,025,545) and has working capital of $15,201,899 at 28 February 2009 (29 February 2008 - $21,212,960, 30 November 2008 - $15,655,748).

The Company had cash and cash equivalents of $16,728,155 at 28 February 2009 (29 February 2008 - $21,664,526, 30 November 2008 - $17,367,576), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2009.  However, if the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Changes in Accounting Policies and Presentation

Effective 1 December 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Other Intangible Assets”.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities.  In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred.  Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis.  The impact as at 1 January 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

(7)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

3.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives at 20% to 30%, with exception to computer software which is amortized at 100%, and half the rate being applied in the year of acquisition.

Amortization of assets used in exploration is expensed to mineral properties expenditures.

Mineral properties and deferred exploration costs

Mineral exploration costs and option maintenance payments are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred. Mineral property, deferred exploration costs and option maintenance payments are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian GAAP.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

 (8)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine.  The amount charged is based on management’s estimation of reclamation costs to be incurred.  The accrued liability is reduced as reclamation expenditures are made.  Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Stock-based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees.  Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date.  Any consideration received from the exercise of stock options is credited to share capital.  This section is only applicable to transactions that occurred on or after 1 December 2002.

Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the periods presented, this calculation proved to be anti-dilutive.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value.  Fair value is determined using a discounted cash flow analysis.

 (9)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

Asset retirement obligation

Effective 1 December 2004, the Company adopted the recommendations of CICA Handbook Section 3110, “Asset Retirement Obligations”.  This section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s financial statements.

Flow-through common shares

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor.  Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respects to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.  The recommendations apply to all flow-through share transactions initiated after 19 March 2004.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 30 November 2008, the Company’s net future income tax assets are fully offset by a valuation allowance.

Foreign currency translation

Revenue and expenses are translated at the exchange rates prevailing at the transactions dates.  Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period.  Actual results could differ from these estimates.

 (10)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Financial Instrument Standards

Effective 1 December 2006, the Company adopted the new CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).  Effective 1 December 2007, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below.  The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

 (11)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, “Hedges”.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 November 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

 (12)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

4.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from their financial instruments.  The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

5.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

			As at 30
	As at	As at	November
	28 February	28 February	2008
	2009	2008	(Audited)
	$	$	$

Goods and Services Tax receivable	39,868	47,039	51,142
Interest receivable	4,868	47,894	9,763

	44,736	94,933	60,905

6.

Property, Plant and Equipment

				Net book value

			As at	As at	As at 30
			28	28	November
		Accumulated	February	February	2008
	Cost	amortization	2009	2008	(Audited)
	$	$	$	$	$

Computer equipment	39,529	23,203	16,326	21,467	17,650
Computer software	86,947	84,850	2,097	30,508	2,796
Equipment	58,720	26,270	32,450	40,563	34,158
Field equipment	479,319	151,465	327,854	409,818	345,110
Furniture and fixtures	67,206	17,657	49,549	17,583	52,156

	731,721	303,445	428,276	519,939	451,870

During the period ended 28 February 2009, total additions to property, plant and equipment were $Nil (29 February 2008 - $Nil, 30 November 2008 - $Nil).

 (13)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

7.

Mineral Properties

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,563.76 ha (26,103.52 acres).  Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the three	For the three
	inception to	months ended	months ended
	28 February	28 February	29 February
	2009	2009	2008
	$	$	$

Exploration operating expenses
Amortization	223,039	16,374	29,904
Assaying and geochemical	411,975	166	40,695
Camp costs and field supplies	1,430,113	764	4,985
Claim maintenance and permitting	87,527	-	4,359
Community relations and government	196,373	526	8,579
Drilling	3,318,148	12,304	67,500
Equipment rental	200,831	-	-
Geology and engineering	655,040	18,600	56,788
Geophysics	16,643	-	-
Orthophotography	199,451	-	-
Staking and line cutting	332,660	-	-
Surveying	1,473,493	-	-
Transportation and fuel	4,727,858	1,575	58
Wages, consulting and management fees	4,097,088	176,100	104,665

	17,370,239	226,409	317,533

Acquisition of mineral property interests	132,000	-	-

	17,502,239	226,409	317,533

(14)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totalling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Glacier Lake Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the three	For the three
	inception to	months ended	months ended
	28 February	28 February	29 February
	2009	2009	2008
	$	$	$

Exploration operating expenses
Amortization	20,616	2,093	2,682
Assaying and geochemical	197,313	-	40,695
Camp costs and field supplies	383,489	-	1,120
Claim maintenance and permitting	13,371	-	6,229
Community relations and government	21,472	-	-
Drilling	758,681	-	-
Equipment rental	58,038	-	-
Geology and engineering	69,879	-	36,206
Metallurgical studies	62,977	-	-
Orthophotography	25,522	-	-
Staking and line cutting	88,335	-	-
Surveying	17,309	-	-
Transportation and fuel	5,029,890	-	14,580
Wages, consulting and management fees	840,723	-	16,542

	7,587,615	2,093	118,054

Acquisition of mineral property interests	102,000	-	-
Recovery of mineral property costs	(603,750)	-	-

	7,085,865	2,093	118,054

 (15)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,820.56 ha (4,498.68 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Port Radium – Crossfault Lake Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the three	For the three
	inception to	months ended	months ended
	28 February	28 February	29 February
	2009	2009	2008
	$	$	$

Exploration operating expenses
Claim maintenance and permitting	682	-	-
Transportation and fuel	817	-	-
Wages, consulting and management fees	16,258	-	-

	17,757	-	-

Acquisition of mineral property interests	357,000	-	-
Recovery of mineral property costs	(12,645)	-	-

	362,112	-	-

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided right, title and interest in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

 (16)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

Expenditures related to the Eldorado Uranium Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the three	For the three
	inception to	months ended	months ended
	28 February	28 February	29 February
	2009	2009	2008
	$	$	$

Exploration operating expense
Claim maintenance and permitting	526	-	-
Acquisition of mineral property
interests	20,000	-	-

	20,526	-	-

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 6,305.22 ha (15,580.48 acres).

Expenditures related to the North Contact Lake Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the three	For the three
	inception to	months ended	months ended
	28 February	28 February	29 February
	2009	2009	2008
	$	$	$

Exploration operating expenses
Camp costs and field supplies	1,034	-	-
Drilling	353,182	-	-
Transportation and fuel	9,606	-	-
Wages, consulting and management fees	13,012	-	-

	376,834	-	-

Acquisition of mineral property interests	257,500	-	-

	634,334	-	-

 (17)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

Eldorado South IOCG & Uranium Project, Northwest Territories

During the year ended 30 November 2007, the Company staked sixteen claims (the “Eldorado South Uranium Mineral Claims”) and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project. The Eldorado South Uranium Project now consists of thirty mineral claims totalling 25,913.25 ha (64,032.78 acres).

Expenditures related to the Eldorado South Uranium Project can be summarized as follows:

	Cumulative
	amounts from	For the three	For the three
	inception to	months ended	months ended
	28 February	28 February	29 February
	2009	2009	2008
	$	$	$

Exploration operating expenses
Camp costs and field supplies	27,967	-	-
Claim maintenance and permitting	17,153	10,762	-
Community relations and government	3,555	-	-
Equipment rental	2,623	-	-
Geology and engineering	250,690	20,000	21,500
Geophysics	3,000	-	-
Staking and line cutting	384,599	41,000	178,457
Transportation and fuel	173,781	-	-
Wages, consulting and management fees	235,381	6,000	-

	1,098,749	77,762	199,957

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totalling 355.34 ha (878.05 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT.  The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property.

 (18)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 12).

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

Expenditures related to the Longtom Property can be summarized as follows:

	Cumulative	For the three	For the three
	amounts from	months ended	months ended
	inception to 28	28 February	29 February
	February 2009	2009	2008
	$	$	$

Exploration operating expenses
Assaying and geochemical	335	-	-
Camp costs and field supplies	147,024	-	-
Claim maintenance and permitting	1,786	-	-
Drilling	210,057	-	-
Geology and engineering	418,998	-	-
Transportation and fuel	322,529	-	-
Wages, consulting and management fees	200,899	-	-

	1,301,628	-	-

Recovery of mineral property costs	(52,497)	-	-

Sales of mineral property interests	(55,000)	-	-

Write-off of mineral properties and related costs	220,552	-	-

	1,414,683	-	-

 (19)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 710.67 ha (1,756.10 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000.

Expenditures related to the Longtom Property Target 1 can be summarized as follows:

	Cumulative	For the three	For the three
	amounts from	months ended	months ended
	inception to 28	28 February	29 February
	February 2009	2009	2008
	$	$	$

Exploration operating expenses
Geology and engineering	2,103	-	-
Wages, consulting and management fees	21,648	-	-

	23,751	-	-

Acquisition of mineral property interests	71,000	-	-

Recovery of mineral property costs	(3,530)	-	-

	91,221	-	-

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 km southeast of Yellowknife, NT, collectively known as the MacInnis Lake Uranium Project.  The acquisition was completed for cash proceeds of $100,000 (paid) and 650,000 common shares (issued and valued at $158,000) of the Company.

The MacInnis Lake Uranium Project now consists of fifteen mineral claims totaling 10,701.16 ha (26,431.87 acres).

 (20)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

The Company entered into an option agreement dated 1 April 2005, as amended 11 April 2006 and again on 29 September 2008 with Max Resource Corp. (“Max Resource”), whereby Max Resource can earn an interest, subject to a 2% NSR, in the MacInnis Lake Uranium Project. The terms of the option agreement calls for Max Resource to make payments as follows:

a.

Cash payments totalling $30,000 (received);

b.

The issuance of 200,000 common shares of Max Resource (received and sold for proceeds of $198,466);

c.

Work commitments totalling $2,000,000 ($250,000 on or before 31 October 2008 (incurred); $750,000 on or before 31 October 2009 ($234,307 incurred); $500,000 on or before 31 October 2010; and $500,000 on or before 31 October 2011).

The terms of the option agreement call for Max Resource to earn a 25% interest in the MacInnis Lake Property upon making the payments in i. and ii. above together with the first $1,000,000 in work commitments.  Max Resource may earn a further 25% interest when it completes the $2,000,000 in work commitments.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  The Company is the operator of the project for the term of the option agreement.

The Company has not conducted exploration activities during the period on this property pending the resolution of permit issues in this region.

Expenditures related to the MacInnis Lake Property can be summarized as follows:

	Cumulative	For the three	For the three
	amounts from	months ended	months ended
	inception to 28	28 February	29 February
	February 2009	2009	2008
	$	$	$

Operating expenses
Claim maintenance and permitting	2,670	-	-
Geology and engineering	19,446	-	-
Surveying	323,117	-	-
Transportation and fuel	8,734	-	-
Wages, consulting and management fees	74,951	-	-

	428,918	-	-

Acquisition of mineral property interests	258,000	-	-

Recovery of mineral property costs	(480,540)	-	-

	206,378	-	-

 (21)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

Recovery of Mineral Property Costs

Recovery of Mineral Property Costs consists mainly of amounts paid to the Company under existing option agreements and camp rental fees paid to the Company:

	Cumulative	For the three	For the three
	amounts from	months ended	months ended
	inception to 28	28 February	29 February
	February 2009	2009	2008
	$	$	$

General cash payments related to mineral property option agreements	45,000	-	-

Cash reimbursements of mineral property expenditures related to mineral properties	1,032,095	-	-

Shares received – 200,000 common shares of Max Resource Corp.	82,000	-	-

	1,159,095	-	-

8.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the accounts payable and accrued liabilities at 28 February 2009 is $685,941 (30 November 2008 - $685,941) related to Part XII.6 tax on funds raised by the Company on flow-through share offerings.

Included in the accounts payable and accrued liabilities at 28 February 2009 is $739,687 (30 November 2008  - $739,687) related to the estimated costs to the Company for amending its flow-through filings (Notes 10, 12 and 14).

9.

Related Parties Transactions

During the period ended 28 February 2009, the Company entered into the following transactions with related parties:

i.

Paid management fees of $50,000 (29 February 2008 - $Nil) to a company controlled by a director of the Company.

 (22)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

ii.

Paid management fees of $25,000 (29 February 2008 - $Nil) to a company controlled by a director of the Company.

iii.

Paid accounting fees of $13,875 (29 February 2008 - $Nil) to a company controlled by the former CFO of the Company.

iv.

Paid accounting fees of $10,834 (29 February 2008 – $Nil) to a company controlled by the CFO of the Company.

v.

Paid office secretarial fees of $15,000 (29 February 2008 - $Nil) to a company controlled by an individual related to a director of the Company.

vi.

Paid directors fees of $18,000 (29 February 2008 - $8,000) to a company controlled by a director of the Company.

vii.

Paid directors fees of $8,000 (29 February 2008 - $Nil) to a director of the Company.

viii.

Paid directors fees of $2,000 (29 February 2008 - $Nil) to a director of the Company.

ix.

Paid salaries and benefits of $134,564 (29 February 2008 - $152,596) to employees who are directors and/or officers of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10.

Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares.  Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

Capital stock transactions of the Company are summarized as follows:

i.

During the period ended 28 February 2009, the Company issued 2,333,333 units at a price of $0.15 per unit.  Each unit consists of one flow-through common share and one non flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.18 up to 12 December 2010.

ii.

During the period ended 28 February 2009, 2,400,000 stock options with an exercise price of $0.60 per share expired.  As at 28 February 2009, no stock options in this series remain outstanding.

 (23)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

iii.

During the period ended 28 February 2009, 50,000 stock options with an exercise price of $0.85 per share were cancelled.  As at 28 February 2009, 3,150,000 stock options in this series remain outstanding.

iv.

During the period ended 28 February 2009, 50,000 stock options with an exercise price of $0.35 per share were cancelled.  As at 28 February 2009, 3,350,000 stock options in this series remain outstanding.

v.

During the year ended 30 November 2008, the Company issued 150,000 common shares valued at a price of $0.20 per share upon the exercise of previously outstanding stock options.  As at 30 November 2008, a total of 50,000 stock options expired.  As at 30 November 2008, no stock options in this series remain outstanding.

vi.

During the year ended 30 November 2008, 50,000 stock options with an exercise price of $0.85 per share expired.  As at 30 November 2008, 3,200,000 stock options in this series remain outstanding.

vii.

During the year ended 30 November 2008, a total of 3,190,000 share purchase warrants valued at a price of $2.15 per share expired.  As at 30 November 2008, no share purchase warrants in this series remain outstanding.

viii.

During the year ended 30 November 2008, a total of 508,296 agent compensation warrants valued at a price of $2.20 per share expired.  As at 30 November 2008, no agent compensation warrants in this series remain outstanding.

ix.

During the year ended 30 November 2008, the Company issued 3,500,000 stock options to directors, officers, employees and consultants of the Company.  Of the options issued, 3,400,000 were issued with an exercise price of $0.35 and the remaining 100,000 were issued with an exercise price of $1.00.  A total of 3,025,000 options vested immediately upon issuance and the remaining 475,000 options vest in four equal quarters starting 1 December 2008.  All options in this series expire 31 July 2011 (Note 11).

x.

During the year ended 30 November 2008, the Company was required to amend its flow-through filings related to the flow-through shares issued and renounced in 2006 to reflect a reduction in the amount renounced of approximately $2,000,000. The Company has accrued a charge against capital stock and recorded a payable amount of $739,687 (2007 - $Nil, 2006 - $Nil) as the estimated costs to the Company for amending its flow-through filings (Notes 8, 12 and 14).

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.

 (24)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

The following incentive stock options were outstanding at 28 February 2009:

	Exercise	Number	Remaining
	price	of options	contractual life (years)
	$

Options	0.85	3,150,000	1.69
	0.35	3,350,000	2.42
	1.00	100,000	2.42

		6,600,000

The following is a summary of stock-based compensation activities for the period ended 28 February 2009:

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 December 2007	5,850,000	0.73

Granted	3,500,000	0.37
Exercised	(150,000)	0.20
Expired	(100,000)	0.53

Outstanding and exercisable at 30 November 2008	9,100,000	0.60

Weighted average fair value of options granted during the year		0.18

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 December 2008	9,100,000	0.60

Granted	-	-
Exercised	-	-
Expired	(2,500,000)	0.60

Outstanding and exercisable at 28 February 2009	6,600,000	0.60

Weighted average fair value of options granted during the period		-

 (25)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

Warrants and agent compensation warrants

The following share purchase warrants were outstanding at 28 February 2009:

	Exercise	Number	Remaining
	price	of options	contractual life (years)
	$

Warrants	0.18	2,333,333	1.79

		2,333,333

The following is a summary of warrant activities for the period ended 28 February 2009:

Weighted
average
	Number of	exercise
	warrants	price
$

Outstanding and exercisable at 1 December 2007	3,698,296	2.16

Granted	-	-
Exercised	-	-
Expired	(3,698,296)	2.16

Outstanding and exercisable at 30 November 2008	-	-

Weighted average fair value of warrants granted during the period		-

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding and exercisable at 1 December 2008	-	-

Granted	2,333,333	0.18
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 28 February 2009	2,333,333	0.18

Weighted average fair value of warrants granted during the period		0.06

 (26)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

The weighted average grant date fair value of warrants issued during the period ended 28 February 2009, amounted to $0.06 per warrant (29 February 2008 - $Nil per warrant, 30 November 2008 - $Nil per warrant).  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	28	29	30
	February	February	November
	2009	2008	2008
			(Audited)

Risk free interest rate	0.78%	-	-
Expected life	2.0 years	-	-
Annualized volatility	108.25%	-	-
Expected dividends	-	-	-

11.

Stock-Based Compensation

During the year ended 30 November 2008, the Company granted 3,500,000 stock options.  A total of 3,400,000 of the stock options entitle holders to purchase common shares of the Company for proceeds of $0.35 per common share expiring 31 July 2011 and the remaining 100,000 options entitle holders to purchase common shares of the Company for proceeds of $1.00 per common share expiring 31 July 2011.  A total of 3,025,000 of these stock options vested on the grant date of 1 August 2008.  A total of 475,000 of these stock options vest on the following dates (Note 10):

Vesting Date	Number of options

1 December 2008	118,750
1 March 2009	118,750
1 June 2009	118,750
1 September 2009	118,750

475,000

The total estimated fair value of these options was $617,073 ($0.18149 per option) for 3,400,000 options issued with an exercise price of $0.35 and $11,819 ($0.11819 per option) for 100,000 options issued with an exercise price of $1.00.  The fair value of the portion of the options which vested in the period, estimated using the Black-Scholes model, was $20,206 (29 February 2008 - $Nil, 30 November 2008 - $548,070).  This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

 (27)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

The following assumptions were used for the Black-Scholes valuation of stock options granted during the period:

	28	29	30
	February	February	November
	2009	2008	2008
			(Audited)

Risk free interest rate	-	-	2.86%
Expected life	-	-	3.00 years
Annualized volatility	-	-	100.99%
Expected dividends	-	-	-

Effective 10 October 2008, the Board of Directors has approved and adopted a shareholders rights plan (the “Rights Plan”) subject to shareholder and regulatory approval which was received on 3 February 2009.  The Rights Plan extends the minimum expiry period for a takeover bid to 60 days and requires a bid to remain open for an additional 10 business days after an offeror publicly announces it has received tenders for more than 50% of the Company’s voting shares.  The principle purpose of the Rights Plan is to ensure that all shareholders will be treated equally and fairly in the event of a bid for control of the Company through an acquisition of its common shares.  It is designed to provide the Company shareholders with sufficient time to properly consider a takeover bid without undue time constraints.  In addition, it will provide the board with additional time for review and consideration of unsolicited takeover bids, and if necessary, for the consideration of alternatives.

12.

Commitments and Other Obligations

i.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 7).

ii.

On 1 April 2006, the Company entered into a five year lease (expires 1 March 2011) for premises with minimum lease commitments of approximately $3,575 per month.

iii.

The Company has certain obligations related to the amendments of its flow-through filings (Notes 8, 10 and 14).

 (28)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

13.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 30.08% (29 February 2008 – 31.00%).

	For the three	For the three
	month period	month period
	ended 28	ended 29
	February 2009	February 2008
	$	$

Loss before income taxes	(826,152)	(1,025,545)

Expected income tax recovery	248,534	317,919
Adjustments to benefits resulting from:
Amortization	(7,098)	(11,327)
Mineral property expenditures	(86,579)	(186,917)
Stock-based compensation	(6,079)	-
Share issue costs	23,787	27,556
Other	(3,960)	(3,281)
Unrecognized benefits of non-capital losses	(64,305)	(143,950)

Future income tax recovery	104,300	-

 (29)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	As at 28	As at 30
	February 2009	November 2008
	$	(Audited) $

Future tax assets (liabilities):
Non-capital loss carryforwards	907,708	761,624
Plant, property and equipment	348	(6,955)
Mineral properties	1,511,185	1,661,935
Share issue costs	149,872	172,286

	2,569,113	2,588,890
Less: valuation allowance	(2,569,113)	(2,588,890)

Actual income taxes	-	-

The Company has non-capital losses for Canadian tax purposes of approximately $3,000,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2029.

During the period ended 28 February 2009, the Company renounced the tax benefits of a total of 2,333,333 flow-through common shares (29 February 2008 - Nil, 30 November 2008 - Nil) resulting in an income tax recovery of $104,300 (29 February 2008 - $Nil, 30 November 2008 - $Nil).  The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.

14.

Supplemental Disclosures with Respect to Cash Flows

During the year ended 30 November 2008, the Company has accrued a charge against capital stock and recorded a payable amount of $739,687 as the estimated costs to the Company for amending its flow-through filings (Notes 8, 10 and 12).

15.

Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

 (30)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2009

16.

Capital Disclosures

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus, warrants, deficits and accumulated other comprehensive income.  The Company’s objective when managing capital are to: (i) preserve capital, (ii) obtain the best available net return and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank-sponsored instruments. This strategy is unchanged from fiscal 2008.

The Company is not subject to externally imposed capital restrictions.

 (31)

Management’s Discussion and Analysis
for the Three Month Period Ended February 28, 2009

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

506 – 675 West Hastings Street

Vancouver, British Columbia

V6B 1N2

Telephone: (604) 488-0860

Facsimile: (604) 408-3884

Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Three Month Period Ended February 28, 2009

This management’s discussion and analysis (“MD&A”), dated April 27, 2009 should be read in conjunction with the accompanying unaudited financial statements and notes for the three month period ended February 28, 2009. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This document contains certain statements that may be deemed “forward-looking statements”. All statements in this document, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Alberta Star Development Corp. (the “Company”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and base metals, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, aboriginal and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

OVERVIEW AND OVERALL PERFORMANCE

Alberta Star Development Corp. is engaged in the acquisition, exploration and development of exploration properties in Canada’s Northwest Territories (“NT”). These properties are in the exploration stage. The Company does not generate income or cash flow from its operations. The Company’s outlook is dependent on the global demand for the minerals that it is seeking on its properties, namely copper, gold, silver, cobalt, lead, zinc and uranium.

The Company carried out its Phase 3, 2008 Summer Exploration Drill Program at the Company’s Eldorado-Glacier Lake permit area and Contact Lake permit area from June to August consisting of a seventeen (17) hole drill program. During the three month program, the Company completed over 2,600 meters of drilling. The Company’s exploration team has combined the results from the 2006-2007 drill programs, which included one hundred and nineteen (119) drill holes completed, totaling more than 33,800 meters, with the results of the 2008 drill program. The 2006 – 2008 drill programs total one hundred and thirty six (136) drill holes completed, totaling 36,400 meters. The summary geological report is being prepared and should be completed during the 2009 second quarter.

The Company currently plans to delay its 2009 exploration program due to unfavourable market conditions and high field costs. The Company intends to monitor and provide updates on its future exploration programs as market conditions change. The Company continues to reduce its overhead and look for additional avenues to conserve its working capital with the intent to continue to develop or acquire an economic mineral deposit. The Company has a strong balance sheet and no debt and is focused on cost cutting, maintaining qualified management and developing or acquiring economic projects. As a result of the global economic crisis, the Company expects there to be a serious shortage of available capital and exploration risk to the resource industry for a number of years to come, and the Company intends to manage its cash resources and review opportunities as circumstances demand.

On December 12, 2008, the Company completed a non-brokered private placement of 2,333,333 flow-through units ("Units") of the Company at a subscription price of $0.15 per Unit, for total gross proceeds of (Cdn) $350,000 (the "Offering"). Each Unit consists of one (1) common share ("Common Share") to be issued on a "flow-through share" basis, in the share capital of the Company and one non flow-through common share purchase warrant ("Warrant"). Every Warrant is exercisable into one additional Common Share at an exercise price of $0.18 per share on or before December 12, 2010.

The Company intends to use these flow-through proceeds as part of its reduced 2009 exploration program, including exploration at the Company’s Eldorado & Contact Lake IOCG and uranium properties and will be renounced for the 2008 income tax year as qualifying exploration expenditures to the unit subscribers.

The Company held its Annual and Special Meeting of shareholders in Vancouver, British Columbia on February 3, 2009 at which time the shareholders approved all of the resolutions that were outlined in the Company's Management Information Circular dated January 1, 2009. More than 41 million shares were voted representing 39% of the Company's issued and outstanding shares of which greater than 95% of the votes cast were in favor of each resolution.

At the meeting, shareholders approved and ratified the shareholder rights plan ("the Rights Plan") dated October 10, 2008 between the Company and Computershare Trust Company of Canada which the Company had previously announced on October 13, 2008. The Rights Plan will provide the Board of Directors and shareholders of the Company more time to fully consider any unsolicited takeover bid and allows the Board of Directors adequate time to review and pursue alternatives that will maximize shareholder value, if appropriate, in the event of an unsolicited takeover bid.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX”, on the OTCBB under the symbol “ASXSF” and on the Frankfurt Exchange under the symbol “QLD”.

As at February 28, 2009 the Company had working capital of $15,201,899, inclusive of $16,728,155 of cash and cash equivalents on hand. Cash and cash equivalents on hand at the date of this MD&A are approximately $16,500,000 which is sufficient to cover additional property acquisitions, planned exploration expenditures, drilling, and administration for at least 12 months.

PROPERTIES

The Company’s exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests consist of 47,199.77 ha (116,633.17 acres), situated in the Eldorado/Port Radium/Contact Lake area, McKenzie Mining District, NT. The Company is the first mineral exploration company in 75 years to successfully stake and control this large contiguous land package in the Northwest Territories.

In 2008, the Company completed Phase 3 of the exploratory drill program based on the investigations from the 2006– 2007 drill programs at the Eldorado/Contact Lake project area. The Company’s main exploration camp, personnel, and supporting infrastructure were fully operational from June to August, 2008. The Company completed over 2,600 meters of drilling in seventeen (17) drill holes during the program. The 2008 drill program targeted five areas; Skinny Lake, K2, K4 located on the Contact Lake Mineral Claims, and Gossan Island and Long Bay located on the Glacier Lake Mineral Claims.

1.	Contact Lake Mineral Claims – Contact Lake, and North Contact Lake Mineral Claims – Great Bear Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase the NSR for a onetime payment of $1,000,000. The Company completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,563.76 ha (26,103.52 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the three month period ended February 28, 2009, consist of amortization of $16,374 (2008 - $29,904), assaying and geochemical of $166 (2008 - $40,695), camp and field supplies of $764 (2008 - $4,985), claim maintenance and permitting of $Nil (2008 - $4,359), community relations and government of $526 (2008 - $8,579), drilling of $12,304 (2008 - $67,500), geology and engineering of $18,600 (2008 - $56,788), transportation and fuel of $1,575 (2008- $58), and wages, consulting and management fees of $176,100 (2008 - $104,665).

During the year ended November 30, 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven (11) mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 6,305.22 ha (15,580.48 acres).

No expenditures were incurred relating to the North Contact Lake Mineral Claims for the three month period ended February 28, 2009.

2.	Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral claims, totalling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT. For cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip and base camp, situated at Glacier Lake. The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver). The Port Radium uranium belt was formerly one of Canada’s principal producers of uranium during the 1930s and 1940s.

Expenditures related to the Glacier Lake Mineral Claims for the three month period ended February 28, 2009 consist of amortization of $2,093 (2008 - $2,682), assaying and geochemical of $Nil (2008 - $40,695), camp and field supplies of $Nil (2008 - $1,120), claim maintenance and permitting of $Nil (2008 - $6,229), geology and engineering of $Nil (2008 - $36,206), transportation and fuel of $Nil (2008- $14,580), and wages, consulting and management fees of $Nil (2008 - $16,542).

3.	Eldorado South Project, NT

During the year ended November 30, 2007, the Company staked sixteen (16) claims (the “Eldorado South Uranium Mineral Claims”), and four (4) additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project. The Eldorado South Uranium Project now consist of thirty (30) mineral claims totaling 25,913.25 ha (64,032.78 acres).

The Eldorado South claims cover a radiometric anomaly that is over 3.5 kilometers in length and the expression suggests a potential near surface IOCG & uranium target. The radiometric maps show a well defined uranium anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns. The Eldorado South Anomaly has never been drill tested. The Eldorado South Anomaly was discovered as a result of the completion of a High Resolution, Multi-Parameter Regional radiometric and magnetic geophysical survey which was conducted in July 2006. The survey consisted of 16,708 line-kilometers at 100 meter line-spacing’s. The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of high-grade uranium and poly-metallic deposition.

In December 2007, the Deline Land Corporation passed a resolution placing a moratorium on any further uranium exploration and development on Deline District lands. The Deline Land Corporation has stated publicly and reiterated that all current agreements between the Deline Land Corporation and the Company would be fully honored. Several uranium mining moratoriums have been placed in several mining jurisdictions in Canada recently. They include a three year moratorium on uranium mining in Labrador (April 2008) and a moratorium issued in the Deline District (January 2008) in the Northwest Territories stating that they will not approve or consent to new uranium exploration or development until the 26 recommendations of the Canada-Deline Uranium Table have been addressed to the satisfaction of the leadership of the local community. The moratoriums do not apply to exploration for other minerals and mineral exploration activity is expected to continue in full force.

On June 16, 2008, the Company completed its Community Consultation in the community of Deline and finalized an expanded TEK (Traditional Education Knowledge) study for the region. The Company’s land-use permit application SO7C-008 was deemed completed by the Sahtu Land and Water Board.

On July 14, 2008, the Company received final permit approval from the Sahtu Land and Water Board (SLWB) for the issuance of a third “Class A”- 5 year 75,000 meter drill permit (#S07C-008) for its Eldorado South Iron oxide, copper, gold, silver, and uranium project located in Canada’s Northwest Territories. The Eldorado South permit (#S07C-008) is valid until July 10, 2013.

Expenditures related to the Eldorado South IOCG & Uranium Mineral Claims for the three month period ended February 28, 2009 consist of claim maintenance and permitting of $10,762 (2008 - $Nil), geology and engineering of $20,000 (2008 - $21,500), staking and line cutting of $41,000 (2008 - $178,457) and wages, consulting and management fees of $6,000 (2008 - $Nil).

RESULTS OF OPERATIONS – THREE MONTHS ENDED FEBRUARY 28, 2009

The Company’s net loss for the three month period ended February 28, 2009 was $721,852 or $0.01 per share compared to a net loss of $1,025,545 or $0.01 per share for the three month period ended February 29, 2008. The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Advertising and promotion expenses decreased to $8,302 during the three month period ended February 28, 2009 from the $83,009 during the same period a year prior. The decrease in advertising and promotion is primarily attributable to a reduction in advertising costs and news release dissemination.

Salaries and benefits for the three month period ended February 28, 2009 were $134,564 as compared to $152,596 for the three month period ended February 29, 2008.

Stock-based compensation expense totalling $20,206, a non-cash item, was incurred during the three month period ended February 28, 2009 for previously granted stock options that vested during the period as compared to $Nil for the three month period ended February 29, 2008. No stock options were granted during the three month period ended February 28, 2009.

Transfer fees and shareholder information costs decreased to $90,926 for the three month period ended February 28, 2009 from $124,364 for the three month period ended February 29, 2008. The decrease in transfer fees and shareholder information costs period over period is due mainly to decrease in fees and number of consultants and analysts used for the Company’s investor relations and corporate development activities.

Travel expenses decreased to $3,122 during the three month period ended February 28, 2009 from $43,411 during the same period a year prior. This was due to decreased expenditures on trade show attendances and conferences during the current period.

Interest income decreased to $48,563 for the three month period ended February 28, 2009, compared to $241,552 during the same period a year prior due to the Company maintaining a lower average cash balance at lower interest rates during the current period.

A future income tax recovery of $104,300 for the three month period ended February 28, 2009 was incurred as a result of recording the tax effect from the issuance of $350,000 in flow through shares which were renounced to the investors at December 31, 2008 but had not yet been spent on mineral property exploration.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses; (2) acquisition costs, and (3) recoveries. Total expenditures for the three month period ended February 28, 2009 and February 29, 2008 are summarized below:

For the Three Month Period Ended February 28, 2009:	Exploration	Acquisition	Recoveries	Total
	Expenses	Costs
	$	$	$	$
Contact Lake Mineral Claims – Contact Lake, NT	226,409	-	-	226,409
Port Radium – Glacier Lake Mineral Claims, NT	2,093	-	-	2,093
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	-	-	-	-
Eldorado South Uranium Project, NT	77,762	-	-	77,762
Longtom Property – Longtom Lake, NT	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	-	-	-	-
	306,264	-	-	306,264

For the Three Month Period Ended February 29,2008:	Exploration	Acquisition	Recoveries	Total
	Expenses	Costs
	$	$	$	$
Contact Lake Mineral Claims – Contact Lake, NT	317,533	-	-	317,533
Port Radium – Glacier Lake Mineral Claims, NT	118,054	-	-	118,054
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	-	-	-	-
Eldorado South Uranium Project, NT	199,957	-	-	199,957
Longtom Property – Longtom Lake, NT	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	-	-	-	-
	635,544	-	-	635,544

Additional particulars of expenditures on mineral properties are provided in Note 7 to the unaudited financial statements for the three month period ended February 28, 2009.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters:

			Fully Diluted Loss per
Quarter Ended	Net Loss	Basic Loss per Share	Share

February 28, 2009	$(721,852)	$(0.01)	$(0.01)
November 30, 2008	$(1,295,864)	$(0.01)	$(0.01)
August 31, 2008	$(3,137,475)	$(0.03)	$(0.028)
May 31, 2008	$(1,030,325)	$(0.01)	$(0.01)
February 29, 2008	$(1,025,545)	$(0.01)	$(0.01)
November 30, 2007	$(4,896,224)	$(0.048)	$(0.048)
August 31, 2007	$(5,115,313)	$(0.050)	$(0.050)
May 31, 2007	$(1,367,919)	$(0.014)	$(0.014)

The Company did not generate any revenues, other than interest income or have extraordinary items or results from discontinued operations in the period covered.

The Company’s net loss of $1,367,919 for the second quarter ended May 31, 2007, includes $1,561,168 of expenses relating to mineral properties expenditures and $885,827 of general and administrative costs. Included in general and administrative costs are stock-based compensation, a non-cash expense, of $210,192 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter. In the three month period ended May 31, 2007, there were no losses on the sale of or write-offs of property, plant and equipment. Future income tax recoveries were increased by $666,347 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at December 31, 2006, but have not yet been spent on mineral property exploration.

The Company’s net loss of $5,115,313 for the third quarter ended August 31, 2007, includes $6,942,103 of expenses relating to mineral properties expenditures and $715,454 of general and administrative costs. Included in general and administrative costs are stock-based compensation, a non-cash expense of $210,193 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter. In the three month period ended August 31, 2007, there were no losses on the sale or write-offs of property, plant and equipment. Future income tax recoveries were increased by $2,231,207 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at December 31, 2006, but have not yet been spent on mineral property exploration.

The Company’s loss for the fourth quarter of fiscal 2007 was reduced to $4,896,224, due primarily to an increase of general and administrative costs to $2,376,915 offset by a decrease of mineral properties expenditures to $2,882,859 and a decrease of future income tax recoveries to $69,160. Included in general and administrative costs are stock-based compensation, a non-cash expense of $1,329,557 relating to $210,192 stock options that were granted prior to November 30, 2006, which vested in the quarter and $1,119,365 of repriced stock options. This compares to a charge of $210,193 during the third quarter of fiscal 2007 for vested stock options. In the three month period ended November 30, 2007, there was a $6,497 loss on the write-offs of property, plant and equipment. There was no loss on the sale of property, plant and equipment. Future income tax recoveries decreased to $69,160 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at December 31, 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $1,025,545 for the first quarter ended February 29, 2008, includes $635,544 of expenses relating to mineral properties expenditures and $631,553 of general and administrative costs. In the three month period ended February 29, 2008, there were no general and administrative costs associated with stock-based compensation. In this three month period, there were no losses on the sale or write-offs of property, plant and equipment.

The Company’s net loss of $1,030,325 for the second quarter ended May 31, 2008, includes $490,558 of expenses relating to mineral properties expenditures and $715,561 of general and administrative costs. In the three month period ended May 31, 2008, there were no general and administrative costs associated with stock-based compensation. In this three month period, there were no losses on the sale or write-offs of property, plant and equipment.

The Company’s net loss of $3,137,475 for the third quarter ended August 31, 2008, includes $2,269,177 of expenses relating to mineral properties expenditures and $1,013,508 of general and administrative costs. Included in general and administrative costs are stock-based compensation, a non-cash expense, of $548,070 relating to stock options that were granted in the quarter. In the three month period ended August 31, 2008, there were no losses on the sale or write-offs of property, plant and equipment.

The Company’s net loss of $1,295,864 for the fourth quarter ended November 30, 2008, includes $217,683 of expenses relating to mineral properties expenditures, $1,283,393 of general and administrative costs and $205,212 of interest income. Included in general and administrative costs are transfer fees and shareholder information expenses, of $149,145 relating to ongoing investor relations of which $50,000 was paid to Laurel Hill Advisory Group Company to assist in connection with communicating to security holders for the February 3, 2009 annual general meeting. Also included in general and administrative costs are $649,290 relating to Part XII.6 tax related to unspent flow-through mineral exploration expenditures. In the three month period ended November 30, 2008, there were no losses on the sale or write-offs of property, plant and equipment.

The Company’s net loss of $721,852 for the first quarter ended February 28, 2009, is comprised of $306,264 of expenses relating to mineral properties expenditures and $568,451 of general and administrative costs, offset by $104,300 in future income tax recoveries and $48,563 of interest income. Included in general and administrative costs are legal and accounting fees of $67,934 (February 29, 2008 - $67,802) that were incurred for the February 3, 2009 annual general meeting. Also included in general and administrative costs are transfer fees and shareholder information expenses of $90,926 (February 29, 2008 - $124,364) relating to ongoing investor relations and services relating to the annual general meeting. In the three month period ended February 28, 2009, there were no losses on the sale or write-offs of property, plant and equipment.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no operating revenues other than interest income. The Company relies primarily on equity financing as well as the exercise of options and warrants to fund its exploration and administrative costs.

The Company’s cash resources are invested in R1-High bankers acceptance notes and redeemable Canadian Guaranteed Investment Certificates on deposit with an AAA rated Canadian Banking Institution. None of the Company’s funds are exposed to repayment risks associated with short term commercial paper or asset-backed commercial paper. These securities comply with the Company’s strict investment criteria and policy of utilizing only R1-High Investment Guaranteed Instruments that are paid promptly on maturity or are convertible on demand.

As at February 28, 2009, the Company had cash and cash equivalents on its balance sheet of $16,728,155 and working capital of $15,201,899 as compared to $17,367,576 of cash and cash equivalents and working capital of $15,655,748 at November 30, 2008. The reduction in cash and cash equivalents and working capital of $639,421 and $453,849, respectively, is due to cash used in operations of $639,421.

As of the date of this report the Company has cash and cash equivalents of approximately $16,500,000. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2009.

CONTINGENCIES

The Company is aware of no contingencies or pending legal proceedings as of April 27, 2009.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s Board of Directors consists of Tim Coupland, Brian Morrison, Edward Burylo, Robert Hall and Stuart Rogers. Tim Coupland is the Company’s President and Chief Executive Officer and Gord Steblin is the Company’s Chief Financial Officer.

The Company paid or accrued amounts to related parties as follows:

	For the Three Month
	Period Ended
	February	February
	28, 2009	29, 2008
Management fees paid to a Company controlled by Mr. Tim Coupland	50,000	-
Management fees paid to a Company controlled by Mr. Robert Hall	25,000	-
Accounting fees paid to a Company controlled by Ms. Chantal Schutz	13,875	-
Accounting fees paid to a Company controlled by Mr. Gord Steblin	10,834	-
Secretarial fees paid to a Company controlled by Ms. Tamiko Coupland	15,000	-
Director fees paid to a Company controlled by Mr. Stuart Rogers	18,000	8,000
Director fees paid to Mr. Brian Morrison	8,000	-
Director fees paid to Mr. Edward Burylo	2,000	-
Salaries and benefits paid to directors and/or officers of the Company	134,564	152,596
	$277,273	$160,596

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment, environmental and reclamation obligations, rates for amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management’s best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and does not believe the remaining assets have suffered any impairment.

The Company does not believe it has incurred any material environmental liabilities to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling. The costs to complete this reclamation are immaterial and are expensed when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

a)	Goodwill and Other Intangible Assets

Effective 1 December 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Other Intangible Assets”. The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure. Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

b)	Accounting Guideline No. 11

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities. In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred. Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis. The impact as at 1 January 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

NEW ACCOUNTING PRONOUNCEMENTS

Future Changes in Accounting Policies International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates solely in Canada and therefore is subject to minimal foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

SHARE DATA

As of April 27, 2009, the Company has 107,019,894 common shares without par value issued and outstanding. In addition, the Company has the obligation to issue the following additional common shares:

a)	Incentive stock options that could result in the issuance of up to 6,600,000 common shares. Of these stock options, 3,150,000 are exercisable at $0.85 each, 3,350,000 are exercisable at $0.35 each and 100,000 are exercisable at $1.00 each.

b)	Share purchase warrants that could result in the issuance of up to 2,333,333 common shares are exercisable at a price of $0.18 each until December 12, 2010.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Tim Coupland, Chief Executive Officer of Alberta Star Development Corp., certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Alberta Star Development Corp. (the "issuer") for the interim period ended February 28, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 27, 2009

“Tim Coupland”

Tim Coupland

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Gordon Steblin, Chief Financial Officer of Alberta Star Development Corp., certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Alberta Star Development Corp. (the "issuer") for the interim period ended February 28, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 27, 2009

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.